Northgate Minerals Corporation

Report to Shareholders
Three and Six Months Ended June 30, 2010

Management’s Discussion and Analysis

Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of Northgate Minerals Corporation (“Northgate” or the “Corporation”) and should be read in conjunction with the accompanying unaudited consolidated financial statements and related notes, which are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These statements, together with the following discussion and analysis, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Northgate. A cautionary note regarding forward-looking statements follows this MD&A. All of the financial information presented herein is expressed in US dollars, unless otherwise stated. The information presented in this MD&A is as of August 9, 2010, unless otherwise stated.

Second Quarter 2010 Highlights

  Reported net earnings of $4.3 million or $ 0.01 per diluted share.
  Generated cash flow from operations of $10.9 million or $ 0.04 per diluted share.
  Produced 68,275 ounces of gold and 9.6 million pounds of copper at an average net cash cost of $693 per ounce of gold.

  Fosterville achieved record quarterly production at its mine of 28,476 ounces of gold.

  Kemess South exceeded its production forecast, producing 24,967 ounces of gold.

  Received the key permit from the Ontario Ministry of Northern Development, Mines and Forestry allowing construction of the Young -Davidson mine to commence and broke ground on the property August 3, 2010.
  Discovered a new gold zone west of current reserves at Young-Davidson. The “YD West zone” is postulated to be the faulted offset extension of the current orebody.

  Hole YD10-198, one of the highest grade-thickness intervals intersected to date on the property, returned 3.46 grams per tonne (g/t) gold over 79.5 metres (m).

  The YD West zone is open up and down dip and to the west.

  Commenced a $3 million infill diamond drill program at Kemess Underground in order to more tightly define the 70+ million tonne higher grade core within the Kemess North deposit.

Northgate Minerals Corporation

Executive Overview

Financial Performance

Northgate Minerals Corporation (“Northgate” or the “Corporation”) recorded consolidated revenue of $122,737,000 in the second quarter of 2010, compared with $130,297,000 in the same period last year. Net earnings were $4,260,000 or $0.01 per diluted share in the second quarter of 2010, compared to $5,402,000 or $0.02 per diluted share for the corresponding quarter of 2009. Net earnings for the second quarter of 2010 included a tax effected, unrealized gain of $11,415,000 related to the Corporation’s copper forward sales contracts. Cash flow from operations, after changes in working capital and other items, was $10,944,000 or $0.04 per diluted share in the second quarter of 2010. Cash flow for the same period last year was $49,997,000 or $0.19 per diluted share. Per share data is based on the weighted average diluted number of shares outstanding of 292,191,285 in the second quarter of 2010 and 256,469,123 in the corresponding quarter of 2009. As of August 9, 2010, the Corporation had 290,930,751 issued and outstanding common shares and 8,204,050 outstanding common share options.

Health, Safety and Environment

Northgate strives to ensure that the highest health, safety and environmental standards are maintained at all of its operations. During the second quarter of 2010, Northgate’s Australian mines operated without a single lost time injury (LTI). In Canada, Kemess South and Young-Davidson each recorded one LTI.

Northgate also strives to minimize its environmental footprint during the mine-life cycle and believes that responsible environmental management is one of the keys to operational success. As Kemess South winds down, extensive reclamation efforts have ramped up in preparation for its final closure, ensuring that the area is reclaimed with the same passion and success demonstrated during its mine-life. To that end, re-sloping of the upper benches of the waste rock piles is almost complete and placement of overburden has continued in preparation for final re-vegetation that will occur next year. Construction of the spillway at the tailings impoundment has advanced this summer and will continue throughout the remainder of the construction season. Preparation for submission of the final reclamation and closure plan for the Kemess South mine is ongoing with a projected date of submission to the provincial government by the end of August 2010.

Initiatives have also been taken to minimize the environmental footprint at Northgate’s Australian operations. In late June, the use of in-pit tailings storage at Fosterville was approved by the state government, making Fosterville the first gold mine to use this method in the state of Victoria. In–pit tailings storage substantially reduces land usage and restores the landscape to its original contour in preparation for re-vegetation.

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Summarized Consolidated Results

	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Operating Data
Gold
Production (ounces)	68,275	93,377	141,637	200,854
Sales (ounces)	65,943	100,572	141,071	207,256
Realized gold price ($/ounce) [1]	1,274	924	1,196	929
Copper
Production (thousands pounds)	9,643	13,805	19,172	28,812
Sales (thousands pounds)	7,997	14,947	19,142	27,979
Realized copper price ($/pound) [1]	2.42	2.65	3.04	2.38
Net cash cost ($/ounce)	693	465	673	428

Financial Data (Thousands of US dollars, except where noted)
Revenue	122,737	130,297	248,015	254,115
Net earnings	4,260	5,402	9,197	26,812
Earnings per share
Basic	0.01	0.02	0.03	0.10
Diluted	0.01	0.02	0.03	0.10
Cash flow from operations	10,944	49,997	27,227	95,199
Cash and cash equivalents	204,173	120,759	204,173	120,759
Total assets	691,582	657,215	691,582	657,215

1

Metal pricing quotational period is three months after the month of arrival (MAMA) at the smelting facility for copper and gold produced at Kemess South. Realized prices reported will differ from the average quarterly reference prices, as realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at the end of the quarter.

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Corporate Outlook

Northgate’s Fosterville and Kemess mines turned in strong operating performances during the second quarter, but the Corporation’s overall performance was impacted by challenges faced at Stawell, where complex geology in the orebody and poor reserve performance necessitated the unplanned processing of marginal grade ore. During the balance of the year, Stawell production is expected to recover as the new GG6 mining zone comes on stream and operations should be back to normal in the fourth quarter. On the exploration front, the Corporation’s intensive 2010 exploration program paid dividends with the discovery of a new gold zone on the Young-Davidson property, in what is postulated to be the faulted offset of the current orebody, and additional drilling will take place to determine the vertical and lateral extent of this new zone. Also in the second half of 2010, Northgate will be wrapping up the $3 million drill program at Kemess Underground. In addition, exploration efforts will be ramping up as part of its $18 million exploration budget in Australia, where the focus is on resource to reserve conversion and the search for substantial new orebodies in the Stawell camp. Lastly, having received the key permit for the Young-Davidson project in July, Northgate broke ground on the property last week, as the appropriate resources were mobilized on site. This is a monumental event, as the Young-Davidson mine represents a low cost, long-life mine with excellent growth potential that will become the new cornerstone of the company.

2010 Production Forecast

Northgate’s production forecast for the balance of 2010 is outlined in the following table:

	Actual (ounces)		Forecast (ounces)
	Q1	Q2	Q3	Q4	Total (ounces)	Forecast 2010 Cash Cost ($/oz)[1]
Fosterville	26,421	28,476	25,000	25,000	105,000	$690
Stawell	22,238	14,832	18,500	25,500	81,000	$820
Kemess	24,703	24,967	25,000	27,000	102,000	$365
	73,362	68,275	68,500	77,500	288,000	$610

1

Assuming copper price of $3.20/lb and exchange rates of US$/Cdn$0.97 and US$/A$0.88 for Q3 and Q4 2010.

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Results of Operations

Fosterville Gold Mine

	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Operating Data
Ore mined (tonnes)	218,259	206,829	398,764	372,184
Ore milled (tonnes)	205,094	203,822	396,757	371,746
Ore milled per day (tonnes)	2,254	2,240	2,192	2,053
Gold
Grade (g/t)	4.97	4.54	5.04	5.04
Recovery (%)	85	86	84	86
Production (ounces)	28,476	25,416	54,897	51,195
Sales (ounces)	29,152	24,875	55,096	51,238
Net cash cost ($/ounce)	669	537	674	483

Financial Data (Thousands of US dollars)
Revenue	35,370	22,573	64,250	46,355
Cost of sales	18,824	12,391	36,326	23,408
Earnings from operations, before taxes	4,230	985	4,935	7,468
Cash flow from operations	14,056	6,015	20,018	18,763
Capital expenditures	10,540	8,280	21,652	18,027

Operational Performance

Fosterville produced 28,476 ounces of gold during the three months ended June 30, 2010, which represents a quarterly record for the mine, compared with 25,416 ounces of gold produced in the corresponding quarter of 2009.

During the quarter, a record 218,259 tonnes of ore were mined and mine development advanced 1,939m, compared with 206,829 tonnes mined and 2,033m advanced, respectively, in the corresponding period of 2009. Mining rates increased in the second quarter of 2010 compared to the same period last year due to the large number of production stopes available as a result of Northgate’s substantial investment in mine development since the mine was acquired in 2008.

During the quarter, 205,094 tonnes of ore were milled at a grade of 4.97 g/t compared with 203,822 tonnes milled at a grade of 4.54 g/t in the corresponding quarter of 2009. Milled tonnes and grade for the quarter were budget aligned. Gold recoveries of 85% in the second quarter were slightly lower than the 86% recovery recorded in the same period last year as a higher carbonaceous content of ore was treated.

Fosterville is now forecast to produce 105,000 ounces of gold during 2010, down slightly from last quarter’s estimate of 108,000 ounces as a result of small changes in the mine plan.

Total cash operating costs for the second quarter of 2010 were A$21,579,000 (2009 – A$17,946,000) or A$105 per tonne of ore milled (2009 – A$88) which was approximately the same as costs the first quarter of 2010. Mining costs were A$55 (2009 – A$47) per tonne of ore mined and milling costs were A$37 (2009 – A$31) per tonne of ore milled. Milling costs were up due to the increased costs associated with operating the heated leach circuit, which has improved gold recovery.

The net cash cost of production for the second quarter of 2010 was $669 per ounce of gold, which was higher than the $537 per ounce of gold recorded in the same period last year primarily due to the dramatic increase in the Australian dollar relative to the US dollar, which averaged over 16% higher in the most recent quarter.

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Financial Performance

Increased gold sales and a strong gold price contributed to Fosterville’s revenue for the three months ended June 30, 2010 of $35,370,000 based on gold sales of 29,152 ounces, compared to $22,573,000 and gold sales of 24,875 ounces in the corresponding period of 2009. The cost of sales for the second quarter of 2010 was $18,824,000 (2009 – $12,391,000) and the depreciation and depletion expense was $9,074,000 (2009 – $7,436,000). Earnings before income taxes recorded for the period was $4,230,000 compared with $985,000 in the corresponding period of 2009. The stronger Australian dollar relative to the US dollar significantly increased both cost of sales and depreciation and depletion expense during the second quarter of 2010 relative to one year ago.

Cash flow from operations during the second quarter was a record $14,056,000 compared to $6,015,000 in the corresponding period of 2009.

Total investment in capital expenditures at Fosterville was $10,540,000, which included $7,608,000 for mine development, $2,431,000 for plant and equipment, and $501,000 for strategic land acquisitions. Capital expenditures in the corresponding period of 2009 were $8,280,000, which included $4,701,000 for mine development and $3,579,000 for plant and equipment.

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Stawell Gold Mine

	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Operating Data
Ore mined (tonnes)	175,394	170,826	372,119	325,544
Ore milled (tonnes)	199,158	184,725	405,165	364,924
Ore milled per day (tonnes)	2,189	2,030	2,226	2,016
Gold
Grade (g/t)	2.99	3.90	3.44	4.18
Recovery (%)	77	87	82	87
Production (ounces)	14,832	20,066	37,070	42,458
Sales (ounces)	15,944	19,608	37,355	44,243
Net cash cost ($/ounce)	1,069	608	904	515

Financial Data (Thousands of US dollars)
Revenue	19,471	18,055	43,525	40,470
Cost of sales	16,853	11,890	33,923	22,940
Earnings (loss) from operations, before taxes	(7,218)	(2,713)	(11,282)	1,980
Cash flow from operations	2,862	4,811	11,407	17,819
Capital expenditures[1]	10,612	9,566	19,652	15,492

1	Capital expenditures include property, plant and equipment acquired through assumption of capital leases.

Operational Performance

During the second quarter of 2010, the Stawell mine produced 14,832 ounces of gold compared to 20,066 ounces in the corresponding period last year. Gold production was substantially lower than Northgate’s original guidance due to lower than expected underground ore production, lower than expected grades and poor gold recovery.

Underground mine production was negatively impacted by a combination of complex geology in the orebody and poor reserve performance on the reserve extremities. A number of ore zones that were scheduled to be mined during the quarter proved to be more complex and more faulted than originally designed. This caused production delays and increased dilution from these areas. The underground ore production shortfall necessitated the processing of a substantial quantity of low-grade stockpiled oxide ore in order to keep the mill operating at capacity.

While mine production during the quarter of 175,394 tonnes of ore was higher than the 170,826 tonnes mined in the same period of 2009, it was lower than plan due to the issues previously discussed. During the quarter, mine development advanced 1,835m compared to 1,697m from the same period in 2009. However, this was lower than plan due to changes to the mine plan and temporary geotechnical issues in G5L; the area has since stabilized and development has resumed.

During the second quarter of 2010, 199,158 tonnes of ore were milled at an average grade of 2.99 g/t compared with 184,725 tonnes of ore at 3.90 g/t in the same period last year. The processing of the low-grade stockpile as a result of the mine production shortfall resulted in a significantly lower head grade. Gold recoveries of 77% in the second quarter of 2010 were lower than the 87% recovery recorded in the same period of 2009. Localized faulting in GG3 and mid mining blocks introduced high carbonaceous content of ore, leading to poor metallurgical recoveries.

Total cash operating costs for the second quarter of 2010 were A$17,964,000 (2009 – A$16,021,000) or A$90 (2009 – A$87) per tonne of ore milled. Mining costs were A$66 (2009 – A$57) per tonne of ore mined and milling costs were A$24 (2009 – A$26) per tonne of ore milled. The increase in operating cost resulted primarily from higher mining costs from additional production drilling, supplementary ground support costs and higher equipment maintenance costs.

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A recovery plan to bring the Stawell mine production back to its normal run rate of approximately 25,000 ounces per quarter has been developed and implemented, which includes development in the new GG6 mining zone, with a significantly higher average reserve grade of 6.3 g/t. Also, a program of increased drill information prior to extraction has been implemented, as well as deferred mining in the more challenging extremities of the ore zones. As a result, production is expected to return to normal in the fourth quarter of the 2010. The full year production forecast has been revised to 81,000 ounces of gold as a result of the second quarter production shortfall and changes to Stawell’s mine plan in the second half of the year.

The net cash cost of production for the second quarter of 2010 was $1,069 per ounce of gold compared to $608 per ounce of gold recorded in the same period last year. The production issues and increased mining costs discussed above as well as the stronger Australian dollar relative to the US dollar negatively impacted the net cash cost during the most recent quarter.

Financial Performance

Stawell’s revenue for the three months ended June 30, 2010 was $19,471,000 based on gold sales of 15,944 ounces, compared to $18,055,000 and gold sales of 19,608 ounces in the corresponding period of 2009. The decrease in gold sales resulting from mine production issues was offset by a stronger Australian dollar gold price. The cost of sales during the quarter was $16,853,000 (2009 – $11,890,000) and the depreciation and depletion expense was $10,124,000 (2009 – $8,422,000). Loss from operations before income taxes recorded for the period were $7,218,000 compared with loss of $2,713,000 in the corresponding period of 2009. During the second quarter of 2010, Stawell generated $2,862,000 in cash flow from operations compared with $4,811,000 in the corresponding quarter of 2009. The much stronger Australian dollar relative to the US dollar significantly increased both cost of sales and depreciation and depletion expense at Stawell during the second quarter of 2010 relative to the same period one year ago.

Total investment in capital expenditures at Stawell was $10,612,000, which includes $6,422,000 for mine development, and $4,190,000 for plant and equipment. The plant and equipment expenditure includes $1,942,000 for the capital lease of a new loader. Capital expenditures in the corresponding period of 2009 were $9,566,000, which included $5,081,000 for mine development and $4,485,000 for plant and equipment.

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Kemess South Mine

	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Operating Data
Ore plus waste mined (tonnes)	10,317,808	5,620,644	20,858,117	12,373,107
Ore mined (tonnes)	3,660,993	2,319,904	8,942,475	8,466,880
Stripping ratio (waste/ore)	1.82	1.42	1.33	0.46
Ore milled (tonnes)	4,573,834	4,468,549	9,166,520	8,780,720
Ore milled per day (tonnes)	50,262	49,105	50,646	48,509
Gold
Grade (g/t)	0.274	0.471	0.273	0.539
Recovery (%)	62	71	62	71
Production (ounces)	24,967	47,895	49,670	107,201
Sales (ounces)	20,847	56,089	48,620	111,775
Copper
Grade (%)	0.122	0.162	0.122	0.175
Recovery (%)	78	86	78	85
Production (thousands pounds)	9,643	13,805	19,172	28,812
Sales (thousands pounds)	7,997	14,947	19,142	27,979
Net cash cost ($/ounce)	497	366	499	366
Financial Data (Thousands of US dollars)
Revenue	51,931	95,593	127,169	181,746
Cost of sales	41,115	62,453	91,087	99,704
Earnings from operations, before taxes	4,697	19,762	18,957	53,337
Cash flow from operations	7,471	37,521	29,963	43,396
Capital expenditures	3,611	1,072	5,637	2,949

Operational Performance

Kemess South produced 24,967 ounces of gold and 9.6 million pounds of copper in the second quarter of 2010 compared with 47,895 ounces and 13.8 million pounds in the corresponding quarter of 2009. Gold production was 9% better than forecast this quarter resulting from higher grades and recoveries, while copper production was below forecast due to lower than planned metallurgical recoveries. The remaining Kemess South production will come from the eastern end of the pit and surface stockpiles where lower grade ore is situated. The 2010 annual production forecast for copper has been revised to 45 million pounds while the forecast for gold production remains consistent with previous guidance.

During the second quarter of 2010, approximately 10.3 million tonnes of ore and waste were removed from the eastern end of the open pit compared to 5.6 million tonnes during the same period of 2009. The strip ratio was higher in the most recent quarter as stockpiled waste was moved from the eastern end of the pit to the western end to access ore. Unit mining costs were Cdn$0.95 per tonne moved compared with Cdn$1.99 per tonne moved in the second quarter of 2009. The unit mining costs in the most recent quarter were lower than they were in the same period last year due to higher production levels and the lower cost of mining from the shorter haul distances from the eastern end of the pit.

Mill throughput and mill availability during the first quarter of 2010 were 50,262 tonnes per day (tpd) and 90%, respectively, compared to the performance in the second quarter of 2009 of 49,105 tpd and 94%. Mill throughput was intentionally restricted in the second quarter of 2010 in order to commission the west pit water recovery barge. The ore milled in the second quarter of 2010 graded 0.274 g/t gold and 0.122% copper, compared with grades of 0.471 g/t gold and 0.162% copper in the same period of 2009. Gold and copper recoveries were lower year over year and averaged 62% and 78%, respectively, in the second quarter of 2010 compared with 71% and 86% in the same period last year. Metal recoveries were lower than in the same period in 2009 as a consequence of the lower grade ore being milled.

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Metal concentrate inventory in the second quarter of 2010 increased to 7,000 wet metric tonnes (wmt) from approximately 4,000 wmt at the end of the previous quarter as a result of poor railcar availability from CN Rail and a change to the commercial terms with Xstrata, PLC (Xstrata), described under the Financial Performance section below.

The average unit cost of production at Kemess South was Cdn$9.83 per tonne milled during the second quarter of 2010, including Cdn$2.17 per tonne for concentrate marketing costs, comprised of treatment and refining costs and transportation fees. The unit cost in the same quarter in 2009 was Cdn$12.45 per tonne milled, which included Cdn$3.20 per tonne for marketing costs. Concentrate marketing costs have decreased year over year as the smelting and refining terms for 2010 have decreased to $46.50 per dry metric tonne (dmt) and $0.0465 per pound of copper compared with terms of $75 per dmt and $0.075 per pound in 2009. Site operating costs of Cdn$35.3 million declined approximately 15% in the second quarter of 2010 relative to the comparable period of 2009 (Cdn$41.6 million) as a result of reduced hauling distances associated with mining in the east end of the open pit and lower waste blasting costs.

The net cash cost of production at Kemess South in the first quarter was $497 per ounce of gold. This was higher than the $366 per ounce recorded in the same period last year due to the lower metal production resulting from processing of lower grade ore and the stronger Canadian dollar relative to the US dollar. For the third and fourth quarters of 2010, the net cash cost is expected to drop dramatically to approximately $455 and $45 per ounce, respectively, as significantly higher copper production of 25.4 million pounds (Q3 – 11.2 million pounds and Q4 – 14.2 million pounds) is expected in the second half of the year, which will significantly reduce by-product cash costs. For the full year 2010, the net cash cost is expected to be approximately $365 per ounce.

Financial Performance

During the second quarter of 2010, reduced metal sales volumes resulted in revenue from Kemess South of $51,931,000 compared with $95,593,000 in the corresponding period of 2009. Metal sales in the second quarter of 2010 consisted of 20,847 ounces of gold and 8.0 million pounds of copper compared with 56,089 ounces of gold and 14.9 million pounds of copper in the second quarter of 2009. During the second quarter of 2010, the price of gold on the London Bullion Market averaged $1,196 per ounce and the price of copper on the London Metal Exchange (LME) averaged $3.19 per pound. The net realized metal prices received on sales in the second quarter of 2010 were approximately $1,410 per ounce of gold and $2.42 per pound of copper, compared with $930 per ounce and $2.65 per pound in the second quarter of 2009. Since Northgate’s metal pricing quotational period is three months after the month of arrival (MAMA) at the smelting facility for gold and copper, the realized prices reported differ from the average quarterly reference prices. The realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at June 30, 2010. For the second half of 2010, the quotational period will be reduced to one MAMA for gold and silver.

The cost of sales in the second quarter of 2010 was $41,115,000 compared to $62,453,000 in the corresponding period of 2009. The decline in the most recent quarter reflects the lower costs noted above which has been partially offset by a strengthening Canadian dollar.

Depreciation and depletion expense in the second quarter was $5,400,000 compared to $10,159,000 during the corresponding period of 2009. The lower depreciation and depletion expense for the most recent quarter reflects a higher estimated residual value for plant and equipment at Kemess South based on an independent appraisal, which was finalized in late 2009.

Capital expenditures during the second quarter of 2010 totalled $3,611,000 compared to $1,072,000 in the same period of 2009. Capital expenditures in the most recent quarter reflect the impact of the strengthening Canadian dollar and were primarily devoted to the installation of the west pit water recovery barge and the purchase of new mill liners.

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Construction Commences at Young-Davidson

On July 2, 2010, Northgate announced that it had received notice from the Ontario Ministry of Northern Development, Mines and Forestry (“MNDMF”) of acceptance of the Closure Plan for the Young-Davidson Mining Project. Acceptance of the Closure Plan allows Northgate to commence construction and development of the Young-Davidson mine, which is forecast to produce an average of 180,000 ounces of gold per year at a cash cost of $350 per ounce over a 15-year mine life starting in 2012.

Upon acceptance of the Closure Plan, Northgate began to mobilize the appropriate resources and on August 3, 2010, surface construction activities began on the property. Several projects are currently underway or imminent, which include:

  Construction of the new hoist house for the existing shaft.
  Procurement of new ventilation equipment to service the increased underground mine development activities.
  Site clearing and relocating support services in the process plant area.
  Mobilization of heavy mobile equipment for construction of the main plant site area, open pit and tailings dams.
  Awarding the contract for the refurbishment of the existing 47-kilomtre (km) transmission line connecting Young-Davidson to the provincial grid.
  Finalizing and awarding the contract for the realignment of Highway 566.
  Awarding the contract for construction of the process plant building.
  Awarding purchase orders for equipment.

In June, Northgate started underground mine development with newly hired miners. The new miners have begun development with mining equipment purchased earlier in the year. The Northgate mining crew, alongside our mining contractor, have achieved an average daily development rate of 13.3 m/day, a higher development than any other month. Other activities on site have recently been completed, including:

  Reaching the 16th level, the final level, in the existing shaft and preparing to convert from dewatering activities to shaft deepening.
  Advancing the ramp development a total of 3,400m.

In early September, a groundbreaking ceremony will be held to commemorate the start of construction of the Young-Davidson mine, with dignitaries, business representations and members of the immediate and surrounding communities expected to attend.

Other initiatives over the next six months include:

  Starting the major earthworks required for the preparation of the project site.
  Commissioning the new hoist and commencing shaft sinking operations.
  Constructing the foundation for the new Northgate production shaft.
  Completing the erection of the process plant building.
  Preparing the materials required for the construction of the tailings dam .
  Installing major process equipment.

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Exploration Overview

Young-Davidson

Exploration at Young-Davidson in the second quarter was part of a 20,000m drill program to explore for other deposits outside of the known reserves and resources currently being developed. In the first half of the year, over 11,000m (77 holes) had been completed with 60 holes drilled in the second quarter. Drilling was primarily aimed at additional open pit potential to the east of the main deposit and additional syenite hosted mineralization along strike from the known reserves and resources.

Clearly the highlight of the second quarter (see press release dated July 6, 2010) was hole YD10-198, located west of the Young-Davidson orebody, which intersected 3.46 g/t gold over 79.5m (estimated true thickness is 53.5m) . This is a new gold zone, the “YD West zone”, located west of the currently defined reserves and resources and is postulated to be the faulted offset extension of the current orebody. As well as being one of the highest grade-thickness intervals intersected to date on the property, this zone is open up, down dip and to the west and appears to have excellent potential to add significant gold resources to the project. A second drill has been mobilized on site and the two drills will be following up on this exciting discovery (see blue triangles in Figure 1 below), which include drilling of several new holes to explore up and down dip of hole 198 and extending existing holes that were previously not drilled far enough north to intersect the postulated extension to surface of the newly discovered YD West zone.

Figure 1: Young-Davidson Longitudinal Section

In addition to this new discovery, drill testing of the potential additional open pit material has been completed (hole 160 intersected 17.2m of 5.29 g/t gold and hole 174 intersected 18m over 4.35 g/t gold – see press release dated May 11, 2010) and pending the receipt of final assays, resource modeling will be initiated and engineering studies undertaken to assess the potential for additional open pit material, which would have a positive impact on the early years of production.

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Kemess Underground

The Kemess Underground diamond drill program was initiated in order to more tightly define the 70+ million tonne higher grade core of the Kemess North deposit within which previous drilling had defined in excess of 1.4 million ounces of gold and 500 million pounds of copper. This program will also determine the geotechnical characteristics of the higher grade core and assess the potential for large scale underground bulk mining that could be milled at the existing Kemess facilities.

With an overall budget of $3 million, a 20-hole program of 12,000m was initiated at the start of June with two drills and is expected to take four months to complete.

Drilling production rates have been excellent, having completed six holes totalling 5,000m by the end of June. Northgate will release the results of the 20-hole program once final assays have been returned.

Awakening Gold Project, Nevada

On June 7, 2010 Northgate and Nevada Exploration Inc. announced the execution of the definitive Exploration and Option to Enter Joint Venture Agreement on the Awakening Gold Project, located in Humboldt County, Nevada. The Agreement grants Northgate the option to earn an initial 51% interest in the Awakening Gold Project by spending $4,100,000 in exploration and making additional payments totalling $436,000 over five years. Northgate's exploration commitment in the first year is $500,000. If Northgate completes the initial 51% earn-in, it may then earn an additional 14%, for a total of 65%, by completing a feasibility report on the property.

The Awakening Gold Project is Northgate’s first foray into the Nevada region and consists of 420 claims (approximately 34km2) on the northwest flank of the Slumbering Hills. The property adjoins the north end of the former producing Sleeper Gold Mine, which produced 1.7 million ounces of gold and 2.3 million ounces of silver (refer to Figure 2).

The property is largely covered by a thin veneer of alluvium, and as a result, has seen little historic exploration activity. In 2005, Nevada Exploration’s regional groundwater chemistry reconnaissance program identified anomalous levels of gold and other trace metals in the groundwater north of the Sleeper Gold Mine. In 2008 and 2009, Nevada Exploration completed detailed gravity geophysics, air magnetic geophysics, and soil geochemistry across the property. The combined exploration dataset has identified several high priority targets analogous to the geologic units controlling the mineralization at the Sleeper Gold Mine.

Northgate is now negotiating with contractors to carry out 24 km of Induced Polarization (IP) and Magnetotelluric (MT) geophysical surveys as well as additional soil and water geochemical sampling to further define drill targets, prior to its first drill program in early 2011.

Northgate Interim Report | Q2 2010 | 14

Figure 2: Map of Awakening Gold Project Claims and Surrounding Mines

Fosterville Gold Mine

Exploration drilling continued during the quarter with four drill rigs completing approximately 15,000m, focusing almost exclusively on resource to reserve conversion on three target areas: Harrier Underground North, accessible resource areas within the Harrier Decline and the Phoenix Extension.

Resource conversion drilling within the Harrier Underground North continued in the second quarter, completing 22 holes totalling 10,500m. The drill program has been largely successful in its objectives and additional infill drilling is underway to both the south and to the north, with the expectation that this area will be included in the reserve statement at the end of the year. Development towards the Harrier Underground is ongoing and it is expected that production from this zone will commence in 2011.

Drill testing within two targets in the upper part of the Harrier Decline also commenced during the quarter and initial results indicate a broad zone of moderate to strong mineralization, which include 5.9 g/t gold over 8.6m and 5.6 g/t gold over 11.9m. Early indications are that significant portions of these areas will convert into reserve by the end of the year.

Phoenix Extension drilling has shown that the deposit extends as far south as section 6800N although the geometry has changed somewhat with a flatter dip compared to current mining areas and the main Phoenix Fault has more splay faults than in the current mining area. During the quarter, seven holes totalling 3,000m were completed. Some of these subsidiary faults have significant gold intersections, the best of which is 23.3m of 6.3 g/t gold (close to true thickness). The tonnage potential of these splay faults may be limited and further evaluation will be required when underground development permits. Assay results for the Phoenix Extension (section 7000N) include:

  SPD-547B: 23.3m @ 6.3 g/t gold, including 6.5m @ 4.6 g/t gold
  SPD-547A: 2.9m @ 3.5 g/t gold
  SPD547: 6 .6m @ 2.3 g/t gold

Drill programs for the balance of 2010 are shown in the following longitudinal section:

Northgate Interim Report | Q2 2010 | 15

Figure 3: Longitudinal Section of the Fosterville Gold Mine

Also during the quarter, geophysical and geochemical surveys were undertaken in the region surrounding the mine lease, in preparation for drill testing targets in the second half of the year.

Stawell Gold Mine

Exploration drilling at Stawell continued with two drill rigs completing 3,110m on a number of targets both on mine lease and in the general district. The two primary mine lease targets currently being tested are the Northgate Gift and Wonga Gift Deeps. The Northgate Gift is a postulated offset of the Golden Gift deposit below and north of the Golden Gift along the Wildcat Porphyry, a dyke that fills a post mineralization structure. During the quarter, the hole progressed 1,320m and is nearing its target, although the hole is currently suspended to allow mine development near the drill collar. The Wonga Gift Deeps is targeting a postulated basalt dome that has been confirmed by geophysical surveys and drilling was initiated at the end of the quarter.

Off lease targets within the district are undergoing preliminary evaluation with geophysical and geochemical surveys in preparation for drill testing later in the year or early 2011.

Northgate Interim Report | Q2 2010 | 16

Corporate Overview

At June 30, 2010, there were 13,700 tonnes of copper forward sales outstanding at an average price of Cdn$3.31 per pound over the period from July 2010 through April 2011. The change in fair value of the remaining forward contracts during the quarter was a gain of $15,965,000 resulting from the decrease in the forward price of copper since March 31, 2010. The fair value of these contracts at June 30, 2010 was $4,657,000 and has been recorded as an asset in trade and other receivables. Northgate had no forward gold contracts outstanding at June 30, 2010.

Corporate administration costs in the second quarter of 2010 were $2,651,000 compared to $2,356,000 in the corresponding quarter of the prior year. Canadian expenses of $2,266,000 consist primarily of personnel costs as well as ongoing compliance and investor relations costs. The increase of 16% was largely due to the 2010 stock option grant which had a higher Black-Sholes fair value associated with it, as well as an increase in office lease costs due to the relocation of the corporate office into a larger office space. Furthermore, the stronger Canadian dollar relative to the US dollar also contributed to the increase in costs. The Australian expense of $385,000 was consistent with the corresponding period in 2009.

Northgate granted no options to employees in the second quarter of 2010, compared to 50,000 options in the corresponding quarter of 2009. At June 30, 2010, there were 8,204,050 options outstanding, of which 4,789,750 were exercisable.

Exploration costs in the second quarter of 2010 were $6,519,000 compared to $5,491,000 in the second quarter of 2009. Costs incurred in Canada were $2,168,000, a decrease of $1,197,000 from the corresponding quarter in 2009 mainly due to decreased exploration activity at Young-Davidson, which is now in development stage. All expenditures directly related to the development of Young-Davidson have been capitalized for accounting purposes since the positive pre-feasibility study was announced in July 2009. This decrease was offset by exploration expenses in Australia of $4,351,000, compared to $2,126,000 in the corresponding quarter in 2009, in support of ongoing efforts at both Fosterville and Stawell to identify additional areas of mineralization.

Net interest income was $462,000 in the second quarter of 2010 compared with $530,000 in the corresponding quarter of 2009. The decrease was largely because of a one-time interest received on an income tax refund in the second quarter of 2009.

Northgate recorded an income tax expense of $3,296,000 in the second quarter of 2010 compared to $2,834,000 in the corresponding quarter of 2009. The current income tax component was a recovery for the second quarter of $3,309,000 as a refund for income taxes paid is expected relating to 2009 income tax year. The Canadian operations are not expected to pay income taxes in 2010, other than the minimum British Columbia mineral taxes, as significant preproduction development spending at Young-Davidson are expected to shield the income generated by Kemess South. The Australian operations are also not expected to be cash taxable in 2010 as the Corporation has sufficient tax shields in Australia. Future income tax expense for the second quarter of 2010 was $6,605,000, resulting in an overall effective tax rate of 44%.

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Liquidity and Capital Resources

Working Capital: At June 30, 2010, Northgate had working capital of $157,883,000 compared with working capital of $173,806,000 at December 31, 2009. The decrease was a result of a reduction in current assets of $49,883,000 offset by a reduction in current liabilities of $33,960,000 since December 31, 2009. The reduction in current assets is attributable to a lower cash and cash equivalent balance after: (1) payment of Canadian income taxes of Cdn$28,000,000 related to the 2009 tax year, (2) ongoing development expenditures on the Young-Davidson property and (3) reclamation spending at Kemess South. The decrease in current liabilities is attributable to: (1) a reduction in income taxes payable and (2) a lower reclamation liability related to Kemess South. Northgate’s cash balance at June 30, 2010 was $204,173,000 compared with $253,544,000 at December 31, 2009. All cash is held on deposit with major banks in Canada and Australia.

During the quarter, Northgate generated cash flow from operations of $10,944,000 compared to $49,997,000 in the corresponding quarter of 2009. The decline in cash flow resulted principally from lower operating cash flow from Kemess South and Stawell from lower levels of production.

Northgate believes that working capital at June 30, 2010, together with future cash flow from operations, is sufficient to meet its normal operating requirements for the next year, notwithstanding the current ongoing illiquidity and impairment of its auction rate securities investments (refer to discussion below).

Investments: Northgate continues to hold a type of debt security commonly referred to as auction rate securities. Auction rate securities are typically debt instruments, such as bonds, with a long-term nominal maturity for which the interest rate is regularly reset at 7, 28, or 35-day intervals so as to provide short-term liquidity. All of the auction rate securities currently held by the Corporation were rated AAA at the time of purchase. The auction rate securities currently held by the Corporation have a par value of $72,600,000. Beginning in August 2007, auctions at which these securities were to be re-sold began to fail, and as of the date hereof, attempts to conduct auctions have generally ceased. Currently, these securities cannot be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers (or their guarantors) continue to make regular interest payments to the Corporation. For details on the legal situation surrounding the Corporation’s auction rate securities investments, refer to the Corporation’s further disclosure in the 2009 annual report. There has been no material change in the situation since December 31, 2009.

The estimated fair value of the Corporation’s ARS holdings at June 30, 2010 was $36,689,000, which reflects a $1,013,000 decrease from the estimated fair value of $37,702,000 at December 31, 2009 and a $37,000 decrease from the estimated fair value of $36,726,000 at March 31, 2010. The Corporation continues to earn interest on all its ARS investments.

Of the decline in value during the three and six months ended June 30, 2010, $29,000 and $369,000, respectively, was related to the ARS investments issued by derivative product companies (companies involved in the issuance of credit default swaps). The Corporation has concluded that this decline is other than temporary, and recognized a corresponding write-down in net earnings for the three months ended June 30, 2010.

The remaining decline in value was related to the Corporation’s ARS investments issued by Regulation XXX Insurance companies. The Corporation has concluded that this decline is temporary. In determining that the loss in value is temporary, the Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

Northgate Interim Report | Q2 2010 | 18

Short-Term Loan: Subsequent to the ARS investments of the Corporation becoming illiquid, the Corporation received from Lehman Brothers Inc. (“Lehman”) a short-term loan collateralized by the ARS held in the Corporation’s investment account managed by Lehman, pursuant to a Client Agreement between Lehman and Northgate dated October 18, 2007 (the “Short-Term Loan”).

As of June 30, 2010, the principal outstanding on the Short-Term Loan was $40,787,000. The Short-Term Loan matured on June 6, 2008. The Corporation continues to treat the Short-Term Loan as an obligation and has classified it as a current liability.

Internal Controls over Financial Reporting

Northgate management is responsible for designing, establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of Northgate’s consolidated financial statements in accordance with Canadian GAAP. However, any system of internal control over financial reporting, no matter how well designed, has inherent limitations and management acknowledges that ICFR will not prevent or detect all misstatements due to error or fraud.

Northgate’s management, including the CEO and CFO, have certified the adequacy of the design of the Corporation’s ICFR as of June 30, 2010 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Changes in Internal Control over Financial Reporting

There have been no changes in Northgate’s ICFR during the second quarter of 2010 that have materially affected, or are reasonably likely to affect, the Corporation’s ICFR.

Critical Accounting Estimates

Northgate’s accounting policies are described in note 2 to its consolidated financial statements for the year ended December 31, 2009, except for changes in these policies described in the section “Adoption of New Accounting Standards” below. These interim consolidated financial statements are prepared in accordance with Canadian GAAP, which require Northgate to make various judgments with respect to certain estimates and assumptions. The following policies are considered by management to be most critical in understanding the judgments that are involved in the preparation of Northgate’s consolidated financial statements and the uncertainties inherent therein.

Revenue Recognition

Northgate recognizes revenue from the sale of its concentrate upon transfer of title, which occurs at the earlier of delivery of concentrate at the receiving smelter or receipt of provisional payment from the buyer. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

Northgate Interim Report | Q2 2010 | 19

Northgate recognizes revenue from the sale of its gold doré from Fosterville and Stawell upon delivery, which occurs when the doré is picked up by the purchaser’s agent. Sales of gold doré are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. Revenues are recorded at the time of sale based on the spot price at the date of delivery. Final pricing and payment generally occurs within three days of delivery. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end.

Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. Northgate accounts for reclamation liabilities by recognizing any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting cost is capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. The determination of site closure and reclamation costs requires assumptions with respect to future expected costs, discount rates and inflation rates, changes in which can materially affect the recognized amount of the liability.

Mineral Property Costs

Northgate records mine development expenditures at cost and acquired mineral properties at their fair value at the time they were acquired. The fair values of acquired mineral properties are based on independent valuations and reflect the nature and amount of material interests believed to be contained or potentially contained in properties to which they relate.

A significant portion of Northgate’s mineral property is depreciated on a unit-of-production basis. Under the unit-of-production basis, the calculation of depreciation and depletion of mineral property, plant and equipment is based on the amount of proven and probable reserves expected to be recovered. If these estimates of reserves prove to be inaccurate, or if Northgate revises its mining plan reducing the amount of reserves expected to be recovered, Northgate could be required to write down the recorded value of its mineral property, plant and equipment, or could be required to increase the amount of future depreciation, depletion and amortization expenses, both of which would reduce Northgate’s earnings and net assets.

In addition, Canadian GAAP requires Northgate to consider at the end of each accounting period whether events or changes in circumstances indicate that the carrying amounts of its long-lived assets may not be recoverable. When such indicators are identified, impairment testing is carried out where the carrying value of Northgate’s asset groups, the lowest level of assets and liabilities for which there are independent identifiable cash flows, is compared to the related undiscounted future cash flows expected from the use and eventual disposition of the corresponding assets and liabilities.

Expected future cash flows are based on detailed mine plans, which incorporate management assumptions and estimates of revenues and related costs. Significant assumptions include the forecasted price for gold and copper and estimates concerning the disposal value of its assets. Actual future results may differ from the assumptions made by Northgate.

If Northgate determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate due to reductions in the price of gold and copper, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because Northgate has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, Northgate would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce Northgate’s earnings and net assets.

Mineral properties for which there are no independent identifiable cash flows are assessed for impairment on other factors that may indicate the need for a write-down.

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Auction Rate Securities

Northgate records its investment in auction rate securities at estimated fair value. In estimating the fair value of auction rate securities, several variables are considered, including the probability of future defaults, the potential impact of recent events in the global financial markets, the relative seniority of each auction rate security within the capital structure of the issuer, the credit circumstances of financial guarantors and the value of investments and reserves held by the issuer.

A decline in the estimated fair value of the Corporation’s auction rate securities that is determined to be temporary is recorded in other comprehensive income in the period when the impairment occurred. In determining if a decline in estimated fair value is temporary, Northgate considers whether interest payments continue to be made, the probability of future defaults, the credit rating of the issuer and the existence of financial guarantors. Northgate also considers the senior rank of its holdings in the issuers’ capital structure and the fiduciary obligation and financial capacity of companies who own the issuers.

A decline in estimated fair value that is determined to be other than temporary is recognized in earnings in the period in which the impairment occurred. In determining whether an impairment is other than temporary, Northgate considers various factors, including a substantial decline in estimated fair value for an extended period of time, issuer defaults on interest payments, the presence of default insurance, significant downgrades in the credit rating of the issuer and adverse market conditions which have negatively impacted individual securities.

Valuation Allowance

Northgate recognizes future tax assets associated with tax loss carry forwards and other tax deductions only if it is more likely than not that the related benefits will be realized in the future. The evaluation of whether future tax assets should be recognized is based on expected future income for tax purposes. The determination of expected future income for tax purposes requires significant judgments and estimates with respect to metal prices, foreign exchange rates and operating costs. Changes in those assumptions can materially affect the recognized amount of a future income tax asset. In future years, if Northgate determines it is no longer more likely than not that the benefit of its future tax assets will be realized, it would be required to set up a valuation allowance with a corresponding future income tax expense in results from operations.

Adoption of New Accounting Standards

Business Combinations, Consolidated Financial Statements and Non-controlling Interests

In January 2009, the Accounting Standards Board (“AcSB’) issued CICA Handbook Section 1582, Business Combinations, which is converged with International Financial Reporting Standards (“IFRS”) 3, Business Combinations, and replaces CICA Handbook Section 1581, Business Combinations. Section 1582 provides guidance on the application of the purchase method of accounting for business combinations. The new standard is effective on a prospective basis to business combinations for which the acquisition date is on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it should also adopt CICA Handbook Section 1601, Consolidated Financial Statements, and CICA Handbook Section 1602, Non-controlling Interests. These standards provide guidance for the preparation of consolidated financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Corporation elected to adopt Section 1582, Section 1601 and Section 1062 prospectively, effective January 1, 2010. Adoption of these standards did not have an impact on the Corporation’s consolidated financial statements due to the adoption on a prospective basis and no business combinations occurring in the six months ended June 30, 2010.

Northgate Interim Report | Q2 2010 | 21

New Accounting Pronouncements

Conversion to International Financial Reporting Standards

On February 13, 2008, the Accounting Standards Board confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. Several existing Canadian standards will converge with IFRS before the transition date. Other IFRS will be adopted for the first time on January 1, 2011. Northgate’s financial statements up to and including the December 31, 2010 financial statements will be reported in accordance with Canadian GAAP as it exists on each reporting date. Financial statements for the quarter ended March 31, 2011, including comparative amounts, will be prepared in accordance with IFRS.

Northgate’s IFRS conversion plan has been reviewed with the Audit Committee and is set out in four phases:

  Phase 1 - Project planning and preliminary study;
  Phase 2 - Detailed gap and impact analysis;
  Phase 3 - Strategy and solutions identification; and,
  Phase 4 - Solutions development and implementation.

Northgate completed Phase 1 and Phase 3 concurrently and is undertaking Phase 2 and Phase 4 which involve a detailed analysis of IFRS by topic and preparation of the opening balance sheet. Following the substantial completion of detailed gap analysis on several key topics in the first quarter of 2010, detailed analysis continued during the second quarter, focusing on topics including financial instruments, asset retirement obligations, leases, share-based payments and business combinations.

Business combinations

Under IFRS 1, an entity has the option to retroactively apply IFRS 3, Business Combinations (“IFRS 3”), to all business combinations or may elect to apply the standard prospectively only to those business combinations that occur after the date of transition. Northgate currently intends to apply the IFRS 1 exemption and not restate any business combinations prior to January 1, 2008. Accordingly, Northgate’s acquisition of Perseverance in February 2008 will be restated in accordance with IFRS 3, resulting in differences in the initial purchase price allocation, primarily due to differences in the allocation of negative goodwill between IFRS and Canadian GAAP. Canadian GAAP requires negative goodwill to be allocated on a pro-rata basis to all acquired assets (with certain exceptions), with any remaining negative goodwill recognized as an extraordinary gain. IFRS, on the other hand, requires the acquirer to reassess the values assigned to the acquired assets and recognize a gain for any remaining negative goodwill. The impact of the opening transition adjustment on the Corporation’s consolidated financial statements is not expected to be material.

Share-based payments

Under Canadian GAAP, when stock option awards vest gradually, an entity can choose to treat each tranche as a separate arrangement, or alternatively, treat the entire grant as a pool and determine fair value using an average life of the instrument, and recognize stock option expense for the grant on a straight-line basis. IFRS 2, Share-Based Payments (“IFRS 2”) requires graded vesting stock option grants to be considered as separate arrangements. Northgate accounts for graded-vesting stock option grants as a single grant for Canadian GAAP purposes. As a result, on adoption of IFRS, the recognition of stock option expense will be accelerated, and an opening balance sheet adjustment will be made to retained earnings and contributed surplus on IFRS transition. The fair value calculated for each tranche under IFRS is not expected to be materially different from the weighted-average fair value calculated under Canadian GAAP.

IFRS 1 gives first-time adopters the option to not apply IFRS 2 to equity instruments granted on or before November 7, 2002 or which vested before January 1, 2010. Northgate currently intends to apply this exemption.

Northgate Interim Report | Q2 2010 | 22

Asset retirement obligations (“ARO”)

IFRS requires the recognition of a provision on the basis of a legal or constructive obligation arising from a past event, if there is a probable outflow of resources and the amount can be estimated reliably. The threshold for recognition of a provision under Canadian GAAP is higher than under IFRS as liabilities for restructuring and asset retirement obligations are recognized only when there is a legal obligation. In addition, in estimating the reclamation costs, Canadian GAAP requires the use of third-party costs whereas the estimate under IFRS is based on the entity’s best estimate. Furthermore, in calculating the asset retirement obligation, IFRS requires the use of the current market-based discount rate at each reporting date whereas Canadian GAAP requires the use of the entity’s credit-adjusted risk free rate, which is revised only when there is an upward revision in expected cash outflows. As a result of these differences between IFRS and Canadian GAAP, the combined transitional effect is currently expected to be an increase in Northgate’s ARO liability and a decrease in the net book value of Northgate’s ARO asset.

Upon transition to IFRS, an entity has the elective option to use a simplified method to calculate the net book value of the asset retirement obligation asset. Northgate currently intends to apply this election upon transition to IFRS.

Leases

Canadian GAAP has established quantitative guidelines to distinguish between operating leases and capital (financing) leases. Leases are treated as financing if, at the inception of the lease: (i) there is reasonable assurance that the lessee will obtain ownership of the leased asset at the end of the lease term or if there is a bargain purchase option; (2) the lease term is 75 per cent or more of the economic life of the leased asset; or (iii) the present value of the minimum lease payments is over 90 per cent or more of the fair value of the leased asset at the inception of the lease. IFRS contains no specific quantitative guidelines to determine whether the risks and rewards of ownership of the leased asset have been transferred. Each asset must be assessed qualitatively to make the determination. As a result, there may be instances where assets under operating leases for Canadian GAAP purposes is treated as financing leases under IFRS. Based on current analysis, Northgate has no leases which would be treated differently under IFRS and Canadian GAAP on transition.

Financial instruments

Canadian GAAP is substantially converged with IAS 39, Financial Instruments: Recognition and Measurements, (“IAS 39”) and Northgate currently expects no material adjustments on transition.

In November 2009, the IASB published the first phase of IFRS 9, the accounting standard that will eventually replace IAS 39. While IFRS 9 is not mandatory until January 1, 2013, entities may adopt the first phase for reporting periods ending on or after December 31, 2009. IFRS 9 deals with classification and measurement of financial assets only, and introduces the business model which is to be used to determine whether the financial asset is measured at fair value or amortized cost. This is different from the methodology of IAS 39 and, therefore, may result in a different accounting treatment for the Corporation’s financial assets. The IASB has planned to issue additional new standards in 2010 relating to financial instruments, specifically on impairment, hedge accounting, and derecognition. If these standards are issued in 2010, in time for early-adoption upon Northgate’s transition to IFRS, management will consider the early-adoption of these standards on transition, including the currently issued IFRS 9.

Overall, Northgate’s IFRS transition is progressing in line with the conversion plan. The transitional adjustments of the topics analyzed in the first and second quarters are being quantified and the accounting policies and transitional disclosures under IFRS associated with these topics are being drafted. The third quarter will complete the detailed analysis of the remaining topics, including income taxes and financial statement presentation.

Northgate Interim Report | Q2 2010 | 23

Non-GAAP Measures

Adjusted Net Earnings

The Corporation has prepared a calculation of adjusted net earnings, which has removed certain non-cash adjustments from its Canadian generally accepted accounting principles (Canadian GAAP) calculation of net earnings as it believes this may be a useful indicator to investors. Adjusted net earnings may not be comparable to other similarly titled measures of other companies.

(Expressed in thousands of US$, except share amounts)	Q2 2010	Q2 2009	YTD 2010	YTD 2009
Net earnings	$4,260	$5,402	$9,197	$26,812
Adjustments
Write-down of ARS	29	508	369	508
Fair value adjustment on copper forward contracts, net of tax	(11,415)	4,147	(9,346)	10,050
Adjusted net earnings (loss)	(7,126)	10,057	220	37,370
Diluted common shares outstanding	290,859,592	256,469,123	292,096,622	256,012,372
Adjusted net earnings (loss) per diluted common share	$(0.02)	$0.04	$0.00	$0.15

Cash Cost

The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net earnings or as an alternative to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies.

A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown in the following table.

Q2 2010

			Kemess
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	South	Combined
Gold production (ounces)	28,476	14,832	24,967	68,275
Cost of sales	$18,824	$16,854	$41,114	$76,792
Change in inventories and other	230	(992)	2,624	1,862
Gross copper and silver revenue	—	—	(31,339)	(31,339)
Total cash cost	$19,054	$15,862	$12,399	$47,315
Cash cost ($/ounce)	$669	$1,069	$497	$693

Q2 2009

			Kemess
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	South	Combined
Gold production (ounces)	25,416	20,066	47,895	93,377
Cost of sales	$12,391	$11,890	$62,453	$86,734
Change in inventories and other	1,266	303	(15,040)	(13,471)
Gross copper and silver revenue	—	—	(29,872)	(29,872)
Total cash cost	$13,657	$12,193	$17,541	$43,391
Cash cost ($/ounce)	$537	$608	$366	$465

Northgate Interim Report | Q2 2010 | 24

YTD 2010

			Kemess
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	South	Combined
Gold production (ounces)	54,897	37,070	49,670	141,637
Cost of sales	$36,326	$33,923	$91,087	$161,336
Change in inventories and other	677	(400)	(2,895)	(2,618)
Gross copper and silver revenue	—	—	(63,391)	(63,391)
Total cash cost	$37,003	$33,523	$24,801	$95,327
Cash cost ($/ounce)	$674	$904	$499	$673

YTD 2009
			Kemess
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	South	Combined
Gold production (ounces)	51,195	42,458	107,201	200,854
Cost of sales	$23,408	$22,940	$99,704	$146,052
Change in inventories and other	1,329	(1,078)	(6,093)	(5,842)
Gross copper and silver revenue	—	—	(54,344)	(54,344)
Total cash cost	$24,736	$21,862	$39,268	$85,866
Cash cost ($/ounce)	$483	$515	$366	$428

Selected Quarterly Financial Data

(Thousands of US dollars,	2010 Quarter Ended		2009 Quarter Ended				2008 Quarter Ended
except per share, per ounce
and per pound amounts)	June 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Revenue	$122,737	$125,278	$110,698	$120,163	$130,297	$123,818	$136,748	$99,267
Earnings (loss) for the period	4,260	4,937	(67,755)	(8,563)	5,402	21,410	18,668	(29,438)
Earnings (loss) per share
Basic	$0.01	$0.02	$(0.23)	$(0.03)	$0.02	$0.08	$0.07	$(0.12)
Diluted	$0.01	$0.02	$(0.23)	$(0.03)	$0.02	$0.08	$0.07	$(0.12)
Metal production
Gold (ounces)	68,275	73,362	80,753	80,791	93,377	107,477	118,265	64,588
Copper (thousands pounds)	9,643	9,529	11,750	11,934	13,805	15,007	14,391	9,195
Average metal prices
Gold (London Bullion Market – $/oz)	1,196	1,109	1,100	960	922	909	795	870
Copper (LME Cash – $/lb)	3.19	3.29	3.02	2.65	2.12	1.56	1.77	3.48
Average foreign exchange rates
US$ /Cdn$	0.97	0.96	0.95	0.91	0.86	0.80	0.83	0.96
US$ /A$	0.88	0.90	0.91	0.83	0.76	0.67	0.67	0.89

Northgate Interim Report | Q2 2010 | 25

Qualified Person

The program design, implementation, quality assurance/quality control and interpretation of the results are under the control of Northgate’s geological staff, which includes a number of individuals who are qualified persons as defined under NI 43-101. Carl Edmunds, PGeo, Northgate’s Exploration Manager, has reviewed the geologic contents of this interim report.

Cautionary Note Regarding Forward-Looking Statements and Information:

This Northgate interim report contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might" "be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate's Annual Information Form for the year ended December 31, 2009 or under the heading "Risks and Uncertainties" in Northgate's 2009 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this interim report. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this interim report is made as of the date of this interim report, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

The Company prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this interim report are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms, such as, “measured mineral resources” “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this interim report and are included in the Company’s public filings which have been filed with securities commissions or similar authorities in Canada).

Northgate Interim Report | Q2 2010 | 26

Interim Consolidated Balance Sheets

	June 30	December 31
Thousands of US dollars	2010	2009
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$204,173	$253,544
Trade and other receivables	31,442	27,961
Income taxes receivable	3,464	—
Inventories (note 3)	38,269	44,599
Prepaids	1,790	2,566
Future income tax asset	5,190	5,541
	284,328	334,211
Other assets	36,172	27,544
Future income tax asset	5,580	14,507
Mineral property, plant and equipment	328,501	327,416
Investments (note 4)	37,001	38,001
	$691,582	$741,679

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$57,757	$59,132
Income taxes payable	—	29,395
Short-term loan (note 5)	40,787	41,515
Capital lease obligations	6,651	5,995
Provision for site closure and reclamation obligations	20,395	23,501
Future income tax liability	855	867
	126,445	160,405
Capital lease obligations	4,446	4,656
Other long-term liabilities	2,527	8,995
Provision for site closure and reclamation obligations	19,067	23,989
Future income tax liability	801	—
	153,286	198,045
Shareholders' Equity
Common shares	403,493	402,879
Contributed surplus	7,947	6,202
Accumulated other comprehensive loss	(20,599)	(3,705)
Retained earnings	147,455	138,258
	538,296	543,634
	$691,582	$741,679

Commitments (note 11)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.
On behalf of the Board of Directors,

Terrence A. Lyons, Director	Douglas P. Hayhurst, Director

Northgate Interim Report | Q2 2010 | 27

Interim Consolidated Statements of Operations and Comprehensive Income
Thousands of US dollars,	Three Months Ended June 30		Six Months Ended June 30
except share and per share amounts, unaudited	2010	2009	2010	2009
Revenue	$122,737	$130,297	$248,015	$254,115

Cost of sales (note 3)	76,792	86,734	161,336	146,052
Depreciation and depletion	24,666	26,092	51,978	49,589
Administrative and general	2,651	2,356	6,490	4,638
Net interest income	(462)	(530)	(916)	(910)
Exploration	6,519	5,491	10,646	8,740
Currency translation loss	6,140	795	2,741	3,376
Accretion of site closure and reclamation obligations	416	777	830	1,499
Write-down of investments	29	508	369	508
Other income	(1,570)	(162)	(1,321)	(828)
	115,181	122,061	232,153	212,664
Earnings before income taxes	7,556	8,236	15,862	41,451
Income tax recovery (expense)
Current	3,309	(2,267)	2,832	(25,120)
Future	(6,605)	(567)	(9,497)	10,481
	(3,296)	(2,834)	(6,665)	(14,639)
Net earnings for the period	4,260	5,402	9,197	26,812

Other comprehensive income (loss)
Unrealized gain (loss) on available for sale
investments	(70)	2,800	(936)	314
Unrealized gain (loss) on translation of
self-sustaining operations	(22,391)	45,023	(16,585)	41,055
Reclassification of other than temporary loss on
available for sale investments to net earnings	29	508	369	508
Reclassification of realized loss on
available for sale investments to net earnings	258	—	258	—
	(22,174)	48,331	(16,894)	41,877
Comprehensive income (loss)	$(17,914)	$53,733	$(7,697)	$68,689
Net earnings per share
Basic	$0.01	$0.02	$0.03	$0.10
Diluted	$0.01	$0.02	$0.03	$0.10
Weighted average shares outstanding
Basic	290,859,592	255,859,008	290,789,562	255,806,475
Diluted	292,191,285	256,469,123	292,096,622	256,012,372

Northgate Interim Report | Q2 2010 | 28

Interim Consolidated Statements of Cash Flows
	Three Months Ended June 30		Six Months Ended June 30
Thousands of US dollars, unaudited	2010	2009	2010	2009
Operating activities:
Net earnings for the period	$4,260	$5,402	$9,197	$26,812
Non-cash items:
Depreciation and depletion	24,666	26,092	51,978	49,589
Unrealized currency translation loss (gain)	(245)	1,115	325	(9)
Accretion of site closure and reclamation obligations	416	777	830	1,499
Loss (gain) on disposal of assets	(1,638)	113	(1,305)	183
Amortization of deferred charges	—	53	—	107
Stock-based compensation	511	315	1,950	754
Accrual of employee severance costs	435	675	873	1,330
Future income tax expense (recovery)	6,605	567	9,497	(10,481)
Change in fair value of forward contracts	(15,965)	5,924	(13,071)	14,357
Write-down of investments	29	508	369	508
Loss on sale of investments	258	—	258	—
Changes in operating working capital and other (note 10)	(8,388)	8,456	(33,674)	10,550
	10,944	49,997	27,227	95,199
Investing activities:
Increase in restricted cash	—	(64)	(9,879)	(136)
Purchase of plant and equipment	(13,049)	(9,148)	(22,160)	(18,888)
Mineral property development	(22,500)	(9,781)	(41,777)	(17,620)
Transaction costs paid	(160)	—	(160)	—
Proceeds from sale of equipment	262	238	513	310
Proceeds from insurable asset disposition	1,619	—	1,619	—
Proceeds from sale of equity investments	82	—	82	—
	(33,746)	(18,755)	(71,762)	(36,334)
Financing activities:
Repayment of capital lease obligations	(1,852)	(1,547)	(3,366)	(2,659)
Repayment of short-term loan	(350)	(323)	(728)	(940)
Repayment of other long-term liabilities	(212)	(173)	(429)	(324)
Issuance of common shares	186	190	409	276
	(2,228)	(1,853)	(4,114)	(3,647)
Effect of exchange rate changes on
cash and cash equivalents	(1,103)	2,991	(722)	3,122
Increase (decrease) in cash and cash equivalents	(26,133)	32,380	(49,371)	58,340
Cash and cash equivalents, beginning of period	230,306	88,379	253,544	62,419
Cash and cash equivalents, end of period	$204,173	$120,759	$204,173	$120,759

Supplementary cash flow information (note 10)

The accompanying notes form an integral part of these interim consolidated financial statements.

Northgate Interim Report | Q2 2010 | 29

Interim Consolidated Statement of Shareholders' Equity
				Accumulated
	Number of	Common		Other
Thousands of US dollars,	Common	Shares	Contributed	Comprehensive	Retained
except common shares, unaudited	Shares	Amount	Surplus	Income (loss)	Earnings	Total
Balance at December 31, 2008	255,717,071	$311,908	$5,269	$(89,503)	$187,764	$415,438
Shares issued under equity offering	34,300,000	89,306	—	—	—	89,306
Shares issued under
employee share purchase plan	306,715	422	—	—	—	422
Shares issued on exercise of
options	364,600	1,030	(321)	—	—	709
Stock-based compensation	—	213	1,254	—	—	1,467
Net loss	—	—	—	—	(49,506)	(49,506)
Other comprehensive income	—	—	—	85,798	—	85,798

Balance at December 31, 2009	290,688,386	402,879	6,202	(3,705)	138,258	543,634
Shares issued under
employee share purchase plan	114,464	224	—	—	—	224
Shares issued on exercise of
options	109,800	278	(93)	—	—	185
Stock-based compensation	—	112	1,838	—	—	1,950
Net earnings	—	—	—	—	9,197	9,197
Other comprehensive loss	—	—	—	(16,894)	—	(16,894)

Balance at June 30, 2010	290,912,650	$403,493	$7,947	$(20,599)	$147,455	$538,296

The accompanying notes form an integral part of these interim consolidated financial statements.

Northgate Interim Report | Q2 2010 | 30

Notes to Consolidated Financial Statements
Unaudited

Note 1 Basis of Presentation

The accompanying unaudited interim consolidated financial statements for Northgate Minerals Corporation (“Northgate” or the “Corporation”) have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). They do not include all the disclosures required by Canadian GAAP for annual financial statements and should therefore be read in conjunction with the Corporation’s consolidated financial statements and the notes thereto included in the Corporation’s Annual Report for the year ended December 31, 2009. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Except as disclosed in Note 2 below, these financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation’s annual consolidated financial statements for the year ended December 31, 2009.

Note 2 Adoption of New Accounting Standards

Business Combinations, Consolidated Financial Statements and Non-controlling Interests

In January 2009, the Accounting Standards Board (“AcSB’) issued the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1582, Business Combinations, which is converged with International Financial Reporting Standards (“IFRS”) 3, Business Combinations, and replaces CICA Handbook Section 1581, Business Combinations. Section 1582 provides guidance on the application of the purchase method of accounting for business combinations. The new standard is effective on a prospective basis to business combinations for which the acquisition date is on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it should also adopt CICA Handbook Section 1601, Consolidated Financial Statements, and CICA Handbook Section 1602, Non-controlling Interests. These standards provide guidance for the preparation of consolidated financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Corporation elected to adopt Section 1582, Section 1601 and Section 1062 prospectively, effective January 1, 2010. Adoption of these standards did not have an impact on the Corporation’s consolidated financial statements due to the adoption on a prospective basis and no business combination occurring in the six months ended June 30, 2010.

Note 3 Inventories and Cost of Sales

	June 30	December 31
	2010	2009
Concentrate and unshipped gold doré	$12,305	$16,059
Gold in circuit	3,423	3,868
Stockpiled ore	3,449	3,310
Supplies	19,092	21,362
	$38,269	$44,599

At June 30, 2010, the carrying value of gold in circuit and stockpiled ore at Stawell was recorded at its net realizable value of $1,359,000, resulting in a write-down of $866,000.

At June 30, 2010, the carrying value of stockpiled ore at Fosterville was recorded at its net realizable value of $2,086,000, resulting in a write-down of $180,000.

Northgate Interim Report | Q2 2010 | 31

Notes to Consolidated Financial Statements
Unaudited

The cost of sales balance on the statements of operations is comprised of the following items:

	Three months ended		Six months ended
	Q2 2010	Q2 2009	Q2 2010	Q2 2009
Change in inventory	$(1,375)	$13,448	$3,510	$5,729
Mining and milling costs	58,882	52,334	118,331	98,031
Marketing and other costs	19,285	20,952	39,495	42,292
	$76,792	$86,734	$161,336	$146,052

Depreciation and depletion included in inventory is reported as depreciation and depletion expense on the statements of operations when the related inventory is sold.

Note 4 Investments

Northgate continues to hold auction rate securities (“ARS”), which are floating rate debt securities marketed by financial institutions with auction reset dates at 7, 28, or 35-day intervals to provide short-term liquidity. The par value of these securities held by the Corporation is $72,600,000. Beginning in August 2007, auctions for these ARS began to fail, and shortly thereafter attempts to conduct such auctions generally ceased. Currently, these securities cannot be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers or their guarantors continue to make regular interest payments to the Corporation. There has been no material change in the legal situation surrounding the Corporation’s ARS investments since December 31, 2009.

The estimated fair value of the Corporation’s ARS holdings at June 30, 2010 was $36,689,000, which reflects a $1,013,000 decrease from the estimated fair value of $37,702,000 at December 31, 2009 and $37,000 decrease from the estimated fair value of $36,726,000 at March 31, 2010. The Corporation continues to earn interest on all its ARS investments which is applied against the interest and principal on the short-term loan (note 5).

Of the decline in value during the three and six months ended June 30, 2010, $29,000 and $369,000, respectively, was related to the ARS investments issued by derivative product companies (companies involved in the issuance of credit default swaps). The Corporation has concluded that this decline is other than temporary, and recognized a corresponding write-down in net earnings for the three months ended June 30, 2010.

The remaining decline in value was related to the Corporation’s ARS investments issued by Regulation XXX Insurance companies. The Corporation has concluded that this decline is temporary. In determining that the loss in value is temporary, the Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

Northgate Interim Report | Q2 2010 | 32

Notes to Consolidated Financial Statements
Unaudited

Note 5 Short-Term Loan

Subsequent to the ARS investments of the Corporation becoming illiquid, the Corporation received from Lehman Brothers Inc. (“Lehman”) a short-term loan collateralized by the ARS held in the Corporation’s investment account managed by Lehman, pursuant to a Client Agreement between Lehman and Northgate dated October 18, 2007 (the “Short-Term Loan”). As of June 30, 2010, the principal outstanding on the Short-Term Loan was $40,787,000. The Short-Term Loan matured on June 6, 2008. The Corporation continues to treat the Short-Term Loan as an obligation and has classified it as a current liability.

Note 6 Stock-Based Compensation

No stock options were granted to employees during the three months ended June 30, 2010 (2009 – 50,000). During the three months ended June 30, 2010, $455,000 (2009 – $267,000) of stock–based compensation was recognized related to outstanding stock options.

During the three months ended June 30, 2010, a total of 20,000 options were cancelled and 35,000 were exercised.

At June 30, 2010, there were 8,204,050 options outstanding, of which 4,789,750 were exercisable.

During the three months ended March 31, 2010, the Corporation granted a total of 2,110,000 (2009 – 1,566,000) options to employees, with a term of seven years and exercisable at Cdn$3.55 per share. Of the options granted, 422,000 vested immediately with remaining options vesting in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options granted for the three months ended March 31, 2010 was $4,332,000 (2009 – $742,000). During the three months ended March 31, 2010, $1,383,000 (2009 – $395,000) of stock–based compensation was recognized related to outstanding stock options.

During the three months ended March 31, 2010, a total of 102,000 options were cancelled and 74,800 were exercised.

The fair value of the share options granted was estimated using the Black–Scholes pricing model with the following assumptions:

	For Options	For Options	For Options	For Options
	Granted	Granted	Granted	Granted
	in Q2 2010	in Q2 2009	in Q1 2010	in Q1 2009
Risk-free interest rate	—	2.37%	3.28%	2.30%
Annual dividends	—	—	—	—
Expected stock price volatility	—	66.6%	66.9%	64.1%
Expected option life	—	5.0 years	5.4 years	5.0 years
Per share fair value of options granted (Cdn$)	—	$1.13	$2.14	$0.59

Northgate Interim Report | Q2 2010 | 33

Notes to Consolidated Financial Statements
Unaudited

Note 7 Financial Instruments

The Corporation has entered into forward sales contracts with Mitsui Bussan Commodities Ltd. (“Mitsui”), to fix the price of copper for certain future production. A total volume of 13,700 metric tonnes of copper have been sold forward using London Metal Exchange (“LME”) contracts as at June 30, 2010. These contracts mature from July 2010 through April 2011 at an average forward price of Cdn$3.31 per pound. The Corporation also entered into separate forward purchase contracts with Mitsui to repurchase in US dollars, over the same period, its forward sales position at the monthly average LME prices in the month of settlement. The volume of forward sales and purchases in each future month of production match the expected future pricing periods for copper in concentrate to be delivered to Xstrata under a concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis in net earnings. The fair value of these contracts at June 30, 2010 was an asset of $4,657,000, which is included in trade and other receivables. At December 31, 2009, the fair value of contracts outstanding was a liability of $8,228,000, of which $5,507,000 was included in accounts payable and accrued liabilities and $2,721,000 was included in other long-term liabilities.

The change in fair value of the forward contracts recognized in revenues was a gain of $15,965,000 for the three months ended June 30, 2010 (2009 – loss of $5,924,000) and a gain of $13,071,000 for the six months ended June 30, 2010 (2009 – loss of $14,357,000).

Note 8 Segmented Information

The Corporation’s primary segment reporting basis is by individual mine as the assessment of performance and resource allocation decisions are made on the same basis. The Corporate segment includes costs incurred for corporate activity in Canada and Australia as well as revenues and costs that are not attributable to the individual mines for performance assessment. Thus, hedging activity and exploration costs not attributable to the individual mines are included in the Corporate segment as the decisions concerning these expenditures are approved at the corporate level.

During the first quarter of 2010, the Corporation determined that the Young-Davidson project qualified as an operating segment and has restated the comparative information to conform to the current period presentation. In prior years, the operating results of Young-Davidson had been included in the Corporate segment.

The operating segment results for the three months ending June 30, 2010 are as follows:

				Young-
	Fosterville	Stawell	Kemess	Davidson	Corporate	Total
Revenues	$35,370	$19,471	$51,931	$—	$15,965	$122,737
Depreciation and depletion	9,074	10,124	5,400	—	68	24,666
Exploration	2,848	1,503	1,126	913	129	6,519
Net interest expense (income)	63	98	(14)	—	(609)	(462)
Earnings (loss), before income taxes	4,230	(7,218)	4,697	(1,161)	7,008	7,556
Capital expenditures[1]	10,540	10,612	3,611	13,712	57	38,532
Mineral property, plant and	107,780	131,753	44,078	43,986	904	328,501
equipment
Total assets	127,277	141,579	107,466	54,583	260,677	691,582

1	Capital expenditures include property, plant and equipment purchased outright and by assumption of capital lease obligations.

Northgate Interim Report | Q2 2010 | 34

Notes to Consolidated Financial Statements
Unaudited

The operating segment results for the three months ending June 30, 2009 are as follows:

				Young-
	Fosterville	Stawell	Kemess	Davidson	Corporate	Total
Revenues	$22,573	$18,055	$95,593	$—	$(5,924)	$130,297
Depreciation and depletion	7,436	8,422	10,159	20	55	26,092
Exploration	1,626	500	—	2,674	691	5,491
Net interest expense (income)	109	57	(16)	—	(680)	(530)
Earnings (loss) before income taxes	985	(2,713)	19,762	(2,646)	(7,152)	8,236
Capital expenditures	8,280	9,566	1,072	—	11	18,929
Mineral property, plant and	175,164	128,420	61,314	17,657	831	383,386
equipment
Total assets	193,431	193,169	151,405	18,879	100,331	657,215

The operating segment results for the six months ending June 30, 2010 are as follows:

				Young-
	Fosterville	Stawell	Kemess	Davidson	Corporate	Total
Revenues	$64,250	$43,525	$127,169	$—	$13,071	$248,015
Depreciation and depletion	17,256	20,128	14,472	—	122	51,978
Exploration	5,197	2,673	1,126	1,439	211	10,646
Net interest expense (income)	167	188	(25)	—	(1,246)	(916)
Earnings (loss), before income taxes	4,935	(11,282)	18,957	(1,754)	5,006	15,862
Capital expenditures[1]	21,652	19,652	5,637	21,209	312	68,462

1	Capital expenditures include property, plant and equipment purchased outright and by assumption of capital lease obligations.

The operating segment results for the six months ending June 30, 2009 are as follows:

				Young-
	Fosterville	Stawell	Kemess	Davidson	Corporate	Total
Revenues	$46,355	$40,470	$181,746	$43	$(14,499)	$254,115
Depreciation and depletion	12,591	14,240	22,561	39	158	49,589
Exploration	2,651	1,357	13	3,998	721	8,740
Net interest expense (income)	200	101	(45)	—	(1,166)	(910)
Earnings (loss) before income taxes	7,468	1,980	53,337	(3,990)	(17,344)	41,451
Capital expenditures	18,027	15,492	2,949	—	40	36,508

Northgate Interim Report | Q2 2010 | 35

Notes to Consolidated Financial Statements
Unaudited

Revenues per geographical region for the three months and six months ending June 30, 2010, are as follows:

	Three months ended		Six months ended
	Q2 2010	Q2 2009	Q2 2010	Q2 2009
Canada	$67,896	$89,669	$140,240	$167,290
Australia	54,841	40,628	107,775	86,825
	$122,737	$130,297	$248,015	$254,115

As at June 30, 2010, mineral property, plant and equipment per geographical region is shown as follows:

	June 30, 2010	December 31, 2009
Canada	$88,435	$74,690
Australia	240,066	252,726
	$328,501	$327,416

Note 9 Other Income

For the three and six months ended June 30, 2010, other income includes insurance proceeds of $1,619,000 relating to the replacement of equipment that was damaged at Stawell in February 2010. The effect on production was negligible and the asset had previously been derecognized. No amount had previously been accrued in the consolidated financial statements.

For the six months ended June 30, 2009, other income included insurance proceeds of $554,000 relating to the collapse of a buried section of the process water line at Kemess. The event, which occurred in the third quarter of 2008, resulted in ten days of lost production. No amount had previously been accrued in the consolidated financial statements.

Note 10 Supplementary Cash Flow Information

Changes in non-cash working capital and other:

	Three months ended		Six months ended
	Q2 2010	Q2 2009	Q2 2010	Q2 2009
Trade and other receivables	$(2,641)	$(1,379)	$804	$(19,376)
Income taxes receivables	(3,464)	—	(3,464)	6,837
Prepaid expenses	1,672	130	728	661
Inventories	313	9,822	3,451	2,665
Accounts payable and accrued liabilities	1,906	(3,975)	1,985	(17,357)
Income taxes payable	(1,291)	4,850	(29,395)	19,583
Settlement of forward contracts	189	—	189	19,182
Reclamation costs paid	(5,072)	(992)	(7,972)	(1,645)
	$(8,388)	$8,456	$(33,674)	$10,550

Northgate Interim Report | Q2 2010 | 36

Notes to Consolidated Financial Statements
Unaudited

Supplementary information:

	Three months ended		Six months ended
	Q2 2010	Q2 2009	Q2 2010	Q2 2009
Cash paid during the year for:
Interest	$489	$929	$1,053	$1,482
Income taxes	—	—	26,913	587
Non-cash transactions:
Purchase of mineral property, plant and equipment
by assumption of capital lease obligations	2,983	—	$4,525	—

Note 11 Commitments

In June 2010, the Corporation signed an Exploration and Option to Enter Joint Venture Agreement with Nevada Exploration Inc. ("NGE") on NGE's Awakening Gold Project ("Property") in Humboldt County, Nevada. The Agreement grants Northgate the option to earn an initial 51% interest in the Property by spending $4,100,000 in exploration and making additional payments totaling $436,000 over five years. Northgate's exploration commitment in the first year is $500,000.

In May 2010, the Corporation received insurance proceeds in the amount of $1,619,000 for equipment that was damaged at Stawell in February 2010. As part of the insurance claim, the Corporation was required to issue an irrevocable purchase order to purchase new equipment. The purchase commitment was entered into in April 2010 at a purchase price of A$2,059,000.

Northgate Interim Report | Q2 2010 | 37

Shareholder Information

Stock Exchange Listings	Investor Relations Inquiries
Common shares of Northgate Minerals Corporation are	Inquiries regarding the company’s latest information,
listed on the Toronto and American Stock exchanges.	news releases, investor presentations, mining projects
and general financial information may be directed to:
TSX: NGX | NYSE Amex: NXG
Keren R. Yun
Transfer Agent & Registrar	t. 416-363-1701 ext.233
Shareholder inquiries relating to address changes and	e. ngx@northgateminerals.com
share certificates should be directed to:
Interested parties are also encouraged to visit our
Computershare Investor Services	website at www.northgateminerals.com.

510 Burrard Street
Vancouver, BC V6C 3B9

t. 1-800-564-6253 (toll free in North America)
or 514- 982- 7555
e. service@computershare.com

Web contact form:
www.computershare.com/service

Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties.

Northgate Minerals Corporation	Northgate Australian Ventures Corporation

Toronto Office	Bendigo Office
110 Yonge St., Suite 1601	117 Wills Street
Toronto, ON M5C 1T4	Bendigo, Victoria 3550
t. 416-363-1701	t. 61 3 5434 2111
f. 416-363-6392	f. 61 3 5442 3955

Vancouver Office
815 Hornby Street, Suite 406
Vancouver, BC V6Z 2E6
t. 604-681-4004
f. 604-681-4003

General Inquiries
ngx@northgateminerals.com
www.northgateminerals.com